Exhibit (e)(14)

FOR SETTLEMENT PURPOSES ONLY – SUBJECT TO DRE 408

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the consolidated action in the Court of Chancery of the State of Delaware (the “Delaware Court”), styled In re Celera Corporation Shareholder Litigation, Consol. C.A. No. 6304-VCP (the “Delaware Action”), and the lead plaintiffs and lead counsel in certain related actions pending in the Superior Court of California, County of Alameda, have reached an agreement-in-principle providing for the settlement of the Actions (defined below) on the terms and subject to the conditions set forth below;

WHEREAS, on March 17, 2011, Celera Corporation, a Delaware corporation (“Celera” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quest Diagnostics Incorporated, a Delaware corporation (“Quest”), and Spark Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Quest (“Spark”), pursuant to which and upon the terms and subject to the conditions thereof, Spark would (i) commence a tender offer (the “Tender Offer”) to acquire all of the issued and outstanding shares of common stock of Celera for $8.00 per share, and (ii) complete a second-step merger (the “Merger”) to acquire all remaining Celera shares of common stock for $8.00 per share (collectively, the “Proposed Transaction”);

WHEREAS, the Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on April 25, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law;

WHEREAS, following the announcement of the Proposed Transaction on March 18, 2011, putative stockholder class action complaints were filed in various courts against various combinations of the individual members of the board of directors of Celera (the “Celera Directors”), Celera, Quest and Spark (collectively, the “Defendants”). The complaints generally allege, among other things, that the Celera Directors breached their fiduciary duties to the Celera stockholders in connection with the Proposed Transaction, and that Quest and Spark aided and abetted such breaches;

WHEREAS, on March 22, 2011, a putative stockholder class action complaint was filed in the Delaware Court, styled New Orleans Employees’ Ret. Sys. v. Ayers, et al., C.A. No. 6304-VCP;

WHEREAS, on March 23, 2011, two putative class actions were filed in the Superior Court of the State of California in and for the County of Alameda (the “California State Court”) styled Hobby v. Celera Corp., et al., No. RG11567261 (the “Hobby Action”), and Lauver v. Ordoñez, et al., No. RG11567227 (the “Lauver Action”);

WHEREAS, on March 24, 2011, a second putative class action, styled Ariel Holdings LLC v. Ayers, et al., C.A. No. 6311-VCP, was filed in the Delaware Court;

WHEREAS, on March 28, 2011, Spark filed with the Securities and Exchange Commission (the “SEC”) a Schedule TO commencing the Tender Offer (together with any exhibits or amendments thereto or restatements thereof, the “Schedule TO”);

WHEREAS, also on March 28, 2011, Celera filed with the SEC a Schedule 14D-9 that included, among other things, the Celera Directors’ unanimous recommendation of the Celera Directors present and voting on such matters at the relevant board meeting that Celera’s stockholders accept the Tender Offer and tender their shares of stock and, if required, adopt the Merger Agreement and approve the merger of Spark with and into Celera (together with any exhibits or amendments thereto or restatements thereof, the “Schedule 14D-9”);

WHEREAS, on March 29, 2011, a third putative class action, styled Henderson v. Ayers, et al., C.A. No. 6325-, was filed in the Delaware Court;

WHEREAS, on March 29, 2011, a third putative class action was filed in the California State Court, styled Wolf v. Celera Corp., No. RG11568396 (the “Wolf Action” and, together with the Hobby Action and Lauver Action, the “California State Actions”);

WHEREAS, on April 1, 2011, the Delaware Court entered an order consolidating the three actions filed in the Delaware Court into the Delaware Action, appointing New Orleans Employees’ Retirement System as Lead Plaintiff and appointing law firms of Bernstein Litowitz Berger & Grossmann LLP, Motley Rice LLC, and Grant & Eisenhofer P.A. (“Co-Lead Counsel”) as co-lead counsel in the Delaware Action;

WHEREAS, on April 1, 2011, the Verified Consolidated Amended Class Action Complaint was filed in the Delaware Action (together with the California State Actions, the “Actions”). Among other things, the Verified Consolidated Amended Class Action Complaint in the Delaware Action alleged that members of the Celera board of directors breached their fiduciary duties by: acting for their own benefit at the expense of Celera shareholders in connection with a June 25, 2010 offer by Quest to acquire Celera for $10.25 per share; failing to conduct a process following Quest’s June 30, 2010 termination of its offer that was reasonably geared towards maximizing value; favoring the interests of management and other Company insiders at the expense of Celera shareholders; using unreasonable and unlawful deal protection provisions in connection with the sale process and Proposed Transaction; and failing to make adequate disclosures to Celera shareholders in connection with the Proposed Transaction.

WHEREAS, over the course of discovery, as of the date of this Memorandum of Understanding (the “MOU”), undersigned counsel for the plaintiffs in the Delaware Action and the California State Actions (“Plaintiffs’ Counsel”) have reviewed and analyzed tens of thousands of pages of documents produced by Defendants, conducted the depositions of representatives of Celera, Quest, Credit Suisse and Morgan Stanley & Co. Incorporated, and worked with a retained financial expert to evaluate financial and other aspects of the Proposed Transaction;

WHEREAS, on April 14, 2011, Plaintiffs’ Counsel in the Delaware Action filed under seal a motion for a preliminary injunction, accompanied with a 50 page memorandum of law containing further detail, based on the discovery process, of Plaintiffs’ claims;

WHEREAS, on April 17, 2011, Defendants in the Delaware Action filed their answering briefs in opposition to the pending motion for a preliminary injunction;

WHEREAS, counsel for Defendants (“Defendants’ Counsel”) and certain Plaintiffs’ Counsel have engaged in arms’ length discussions and negotiations regarding a potential resolution of the claims asserted in the Actions;

WHEREAS, in connection with such discussions and negotiations, Plaintiffs’ Counsel proposed to Defendants’ Counsel modifications to certain terms of the Merger Agreement and the standstill agreements executed between Celera and certain potential bidders, and various supplemental disclosures that Plaintiffs’ Counsel believe should be included in amendments to the Schedule 14D-9;

WHEREAS, in connection with settlement discussions and negotiations, counsel for the parties hereto (the “Parties”) did not discuss the amount of any potential application by Plaintiffs’ Counsel for attorneys’ fees;

WHEREAS, Defendants have vigorously denied, and continue to deny vigorously all allegations of wrongdoing, fault, liability or damage to any of the respective Plaintiffs or the Class (defined below), deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that any disclosures in connection with the Proposed Transaction (including the Schedule 14D-9) are in any way deficient, deny that they acted improperly in any way, believe that they acted properly at all times, believe the Actions have no merit, and maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but wish to settle for the reasons set forth herein;

WHEREAS, Plaintiffs brought their claims in good faith and continue to believe that their claims have legal merit;

WHEREAS, the entry by Plaintiffs into this MOU is not an admission as to the lack of any merit of any claims asserted in the Actions;

WHEREAS, the Parties recognize the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation;

WHEREAS, the Parties have reached an agreement-in-principle set forth in this MOU providing for settlement of the Actions on the terms and conditions set forth below, which would include, but not be limited to, a release of all claims which were or could have been asserted in the Actions; and

WHEREAS, Plaintiffs’ Counsel have concluded that the terms contained in this MOU are fair, reasonable, and adequate to Celera, its stockholders, and members of the Class (as defined below), and the Parties believe that it is reasonable to pursue the settlement of the

Actions based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the Parties wish to document their agreement in this MOU.

NOW THEREFORE, the Parties have reached the following agreement-in-principle which, when reduced to a settlement agreement (the “Settlement Agreement”), is intended to be a full and final resolution of the Released Claims (defined below) against the Released Parties (defined below) (the “Settlement”). The Settlement through the Settlement Agreement shall provide for and encompass the following and other customary terms:

1.	Modifications to the Terms of the Proposed Transaction. Celera, Spark and Quest agree to the following modifications to the terms of the Merger Agreement (the “Modified Deal Terms”) as set forth in the amendment to the Merger Agreement attached hereto as Exhibit A:

a.	the amount of the termination fee payable to Quest by Celera under certain circumstances shall be reduced from $23.45 million to $15.6 million;

b.	the standstill provision of the Merger Agreement applicable to Celera shall be modified to permit Celera to disseminate to the four potential bidders subject to continuing standstill agreements with Celera the waiver letter in substantially the form attached hereto as Exhibit B, which Celera agrees to do on April 18, 2011 by email and fax delivery to each such entity; and

c.	the Quest tender offer currently set to close on April 25 will be extended, such that it will remain open until at least May 2, 2011.

2.	Supplemental Disclosures. As a result of the efforts of Plaintiffs’ Counsel, Celera will make additional disclosures (the “Supplemental Disclosures”) in the Schedule 14D-9 which shall be filed with the SEC as promptly as practicable on April 18, 2011. The Supplemental Disclosures shall contain substantially similar information to that reflected in Exhibit C hereto. As promptly as practicable on April 18, 2011, Celera also will distribute a press release and file with the SEC a Form 8-K disclosing the MOU, summarizing the Modified Deal Terms and referencing the Supplemental Disclosures, which shall have been reviewed and approved by Plaintiffs’ Counsel.

3.	Certification of Class. The Settlement Agreement shall provide for the conditional certification in the Delaware Action, for settlement purposes only, of a non-opt out class, pursuant to Rules 23(a), 23(b)(1), and 23(b)(2) of the Rules of the Court of Chancery, that includes any and all record holders and beneficial owners of any share(s) of Celera common stock who held any such share(s) at any time during the period beginning on and including February 3, 2010, through and including the date of consummation or termination of the Proposed Transaction (the “Class Period”), but excluding the Defendants (the “Class”).

4.

Representations of the Parties and Counsel. Defendants deny and continue to deny that they have committed or aided or abetted in the commission of any unlawful or wrongful act alleged in the Actions, and maintain that they diligently and scrupulously complied with their fiduciary duties, and are entering into this MOU solely because the proposed Settlement will eliminate the burden of litigation. Plaintiffs and Plaintiffs’ Counsel believe that Plaintiffs’ claims have merit but that the terms of this MOU and the terms of the Settlement are fair, reasonable, adequate, and in the best interest of all members of the Class. Plaintiffs’ Counsel further represent that one or more of their respective clients have been stockholders of Celera throughout the Class Period and that they have not assigned, encumbered, or otherwise transferred, in whole or in part, the claims in the Actions. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

5.	Further Disclosures and Modifications to the Proposed Transaction. Plaintiffs acknowledge and agree that they will not seek any further disclosures or modifications to the Proposed Transaction as a condition of this Settlement beyond the Modified Deal Terms and Supplemental Disclosures described herein. Plaintiffs also acknowledge and agree that the parties to the Proposed Transaction may make amendments or modifications to the Proposed Transaction, including amendments or modifications to the Merger Agreement, prior to the consummation of the Proposed Transaction (“Modifications to the Proposed Transaction”). Plaintiffs reserve all rights to challenge or object to any Modifications to the Proposed Transaction.

6.	Stay Pending Court Approval. The parties agree to negotiate in good faith so that a Settlement Agreement is submitted to the Delaware Court no later than May 3, 2011. Pending negotiation, execution and Final Approval of the Settlement Agreement and Settlement by the Delaware Court, plaintiffs represented by the undersigned Plaintiffs’ Counsel agree to stay the proceedings in the Actions, and Plaintiffs agree to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself. The Parties’ respective deadlines to respond to any filed or served pleadings or discovery requests are extended indefinitely. As used in this MOU, the term “Final Approval” of the Settlement means that the Delaware Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Delaware Action with prejudice on the merits and with each party to bear its own costs (except those costs set forth in paragraphs 8 and 9 below) and providing for such release language as set forth in paragraph 7 below, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in paragraph 9 below, and any appeal related thereto. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties to this MOU that challenges the Settlement, the Proposed Transaction, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, any of the Released Claims (defined below) against the Released Parties (as defined below).

7.	Dismissal With Prejudice, Waiver & General Release. The Settlement Agreement shall provide, among other things:

a) That pursuant to the judgment to be entered in the Delaware Action, upon Final Approval of the Settlement, Plaintiffs and any and all other members of the Class, on behalf of themselves and any and all of their respective successors-in-interest, successors, predecessors-in-interest, predecessors, representatives, trustees, executors, administrators, estates, heirs, assigns and transferees, immediate and remote, and any other person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors-in-interest, predecessors, successors-in-interest, successors, and assigns, shall fully and completely discharge, dismiss with prejudice on the merits, settle and release, and shall be permanently enjoined and barred from prosecuting, any and all Released Claims (defined below) against any or all of the Released Parties (defined below);

b) that “Released Claims” means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including, but not limited to, any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of Celera), (i) that have been asserted in the Actions by Plaintiffs or any or all other members of the Class; or (ii) that could have been asserted in the Actions or any court, tribunal, forum or proceeding by Plaintiffs or any or all other members of the Class against any of the Released Parties which arise out of the Class Members’ status as stockholders of Celera during any of the Class Period and which are based upon, arise out of or relate to any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were alleged, asserted, set forth, claimed, embraced, involved, or referred to in the Actions, including, without limitation, any and all claims which are based upon, arise out of or relate to (i) the Proposed Transaction, (ii) any deliberations or negotiations in connection with the Proposed Transaction, including the process of deliberation or negotiation by each of Celera, Quest, and Spark, and any of their respective officers, directors, principals, partners, limited partners, stockholders, members or advisors, (iii) the consideration to be received by Class members or by any other Person in connection with the Proposed Transaction, (iv) the Schedule 14D-9, the Schedule TO, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Proposed Transaction, including claims under the federal securities laws within the exclusive jurisdiction of the federal courts, (v) investments in (including, but not limited to, purchases, sales, exercises of rights with respect to and decisions to hold)

securities issued by Celera, Quest, Spark, or any of their respective affiliates related to the Proposed Transaction, (vi) the fiduciary obligations of the Released Parties (defined below) in connection with the Proposed Transaction, (vii) the fees, expenses or costs incurred in prosecuting, defending, or settling the Actions, or (viii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions, including in any of their respective constituent actions (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include (i) the right to enforce the Settlement; (ii) any claims for statutory appraisal with respect to the merger of Spark with and into Celera by Celera stockholders who properly perfect such appraisal claims and do not otherwise waive their appraisal rights; or (iii) the claims arising under the federal securities laws that have been asserted in the action styled In re Celera Corp. Securities Litigation, No. 5:10-cv-02604-JW, pending in the United States District Court for the Northern District of California;

c) that “Released Parties” means (i) any and all of the defendants in the Actions, (ii) any person or entity which is or was related to or affiliated with any or all of the defendants in the Actions or in which any or all of the defendants in the Actions has or had have a controlling interest; and (iii) the respective past or present family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, shareholders, principals, officers, managers, directors, managing directors, members, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys, personal or legal representatives, accountants, insurers, co-insurers, reinsurers, and associates, of each and all of the defendants in the Actions;

d) that pursuant to the judgment to be entered in the Delaware Action, upon Final Approval of the Settlement, the Released Parties, on behalf of themselves and any and all of their respective successors-in-interest, successors, predecessors-in-interest, predecessors, representatives, trustees, executors, administrators, estates, heirs, assigns and transferees, immediate and remote, and any other person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors-in-interest, predecessors, successors-in-interest, successors, and assigns, shall fully and completely discharge, dismiss with prejudice on the merits, settle and release, and shall be permanently enjoined and barred from prosecuting, any and all Released Parties’ Claims (defined below) against any or all of Plaintiffs, the other members of the Class and their respective attorneys;

e) that “Released Parties’ Claims” means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule, that have been or could have been asserted in the Actions or any court, tribunal, forum or proceeding by the Released Parties against Plaintiffs, any other Class Member or any of their respective attorneys, that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against the defendants in the Actions, except for claims relating to the enforcement of the Settlement;

f) that “Unknown Claims” means any Released Claims that any Plaintiff or any other member of the Class does not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, and any Released Parties’ Claims which any Released Party does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Parties’ Claims as against Plaintiffs, the other Class Members and their respective attorneys, which, if known, might have affected his, her or its decision to enter into the Settlement. With respect to any of the Released Claims and Released Parties’ Claims, the Parties stipulate and agree that upon Final Approval of the Settlement, Plaintiffs and defendants in the Actions shall expressly and each other member of the Class and each other Released Party shall be deemed to have, and by operation of the final order and judgment by the Delaware Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Plaintiffs and defendants in the Actions acknowledge, and the other members of the Class and the other Released Parties by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims or the Released Parties’ Claims, respectively, but that it is the intention of Plaintiffs and defendants in the Actions, and by operation of law the other members of the Class and the other Released Parties, to completely, fully, finally and forever extinguish any and all Released Claims and Released Parties’ Claims, respectively, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs and defendants in the Actions acknowledge, and the other members of the Class and the other Released Parties by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” and “Released Parties’ Claims” was separately bargained for and was a material element of the Settlement and was relied upon by each and all of Parties in entering into the Settlement Agreement;

g) that all the Defendants have vigorously denied, and continue to deny vigorously, any wrongdoing or liability with respect to all claims asserted in the Actions, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to Plaintiffs and/or the Class, and that any additional disclosures (including the additional disclosures made in the Supplemental Disclosures) or any of the Modified Deal Terms are required under any applicable rule, regulation, statute, or law, but are entering into this MOU and will execute the Settlement Agreement solely because they consider it desirable that the Actions be settled and dismissed with prejudice in order to, among other things, (i) eliminate the burden, inconvenience, expense, risk and distraction of further litigation, (ii) finally put to rest and terminate all the claims that were or could have been asserted against Defendants in the Actions (to the extent such claims are covered by the Releases), and (iii) thereby permit the Proposed Transaction to proceed without risk of injunctive or other relief;

h) that Plaintiffs and their counsel believe that the claims they have asserted have legal merit, although they recognize that there are legal and factual defenses to the claims asserted in the Actions that Defendants have raised and might have raised throughout the pendency of the Actions, and that their claims were brought in good faith, but that they are entering into this MOU and will execute the Settlement Agreement because they believe the Settlement is fair, reasonable, adequate, and in the best interests of Plaintiffs, Celera and the Class;

i) that all parties shall have the right to withdraw from the Settlement in the event that any terms of the Settlement are not performed, or any court enjoins or otherwise precludes the Proposed Transaction or any part thereof;

j) in the event that any Released Claim is commenced or prosecuted against any of the Released Parties in any court prior to Final Approval of the Settlement, the Parties shall cooperate and use best efforts to secure the dismissal with prejudice thereof (or a stay thereof in contemplation of dismissal with prejudice following Final Approval of the Settlement);

k) that Plaintiffs shall have the right to withdraw from the Settlement in the event that they determine that the Settlement is not fair, reasonable, adequate or in the best interests of the Class;

l) for entry of a final and binding judgment dismissing the Delaware Action with prejudice (whether voluntary or involuntary) and, except as set forth in paragraphs 8 and 9 herein, without costs to any Party;

m) that the plaintiffs in the California State Actions will dismiss voluntarily the California State Actions with prejudice within five (5) business days of Final Approval of the Settlement;

n) that the Settlement, including the payment of attorneys’ fees awarded by the Delaware Court, is expressly conditioned upon the consummation of the Proposed Transaction, which includes the merger of Spark with and into Celera becoming effective under Delaware law; and

o) that in the event the Settlement does not obtain Final Approval for any reason, Defendants reserve the right to oppose certification of any plaintiff class in any further proceedings.

8.	Notice. Celera (or its successor(s)-in-interest) shall be responsible for providing notice of the proposed Settlement to the members of the Class, and Celera (or its successor(s)-in-interest) shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class irrespective of whether the Court approves the Settlement, and in no event shall Plaintiffs, the other members of the Class, or their attorneys be responsible for any such costs or expenses.

9.

Fees. Co-Lead Counsel in the Delaware Action, on behalf of all other Plaintiffs’ Counsel who are parties to this MOU, intend to petition the Delaware Court for an award of attorneys’ fees and expenses in connection with the Settlement of the Actions (the “Delaware Fee Application”). Defendants agree that the undersigned Plaintiffs’ Counsel have established a right to an award of attorneys’ fees and expenses based on the benefits that the Settlement has provided to the Class. The Parties agree to negotiate in good faith regarding the amount of attorneys’ fee and expenses to be paid, subject to Delaware Court approval, by Celera or its successor(s) in interest to Plaintiffs’ Counsel. If no agreement is reached, Defendants reserve the right to oppose the amount sought by Plaintiffs’ Counsel in the Delaware Fee Application. The Parties acknowledge and agree that Celera or its successor(s) in interest shall pay, or cause their respective insurers to pay, any fees and expenses awarded by the Delaware Court in connection with the Delaware Fee Application to Co-Lead Counsel in the Delaware Action within ten (10) calendar days after the later of (i) the date of entry of the order by the Delaware Court approving any award of fees and expenses, or (ii) the date on which the Celera (or its successor(s) in interest) and any applicable insurer is provided with the payee’s properly executed W-9 and wire transfer information. Such fees and expenses as are awarded by the Delaware Court shall be paid in accordance with the preceding sentence regardless of the existence of any timely filed objections thereto, or potential for appeal therefrom, or collateral attack on the Settlement or any part thereof, subject to the obligation of Plaintiffs’ Counsel to make appropriate refunds or repayments to Celera (or its successor(s) in interest) or any applicable insurer within ten (10) calendar days after any final order, as a result of any appeal and/or further proceedings on remand, or successful collateral attack which reduces or reverses the fee or expense award. Neither any of the Plaintiffs nor any of Plaintiffs’ Counsel shall make any other application for an award of fees and expenses in connection with the Actions or the subject matter of the Actions.

Final resolution by the Delaware Court of the Delaware Fee Application shall not be a precondition to the Settlement or the dismissal of the Actions in accordance with the Settlement, and the Delaware Fee Application may be considered separately from the proposed Settlement. Any failure by the Delaware Court to approve the Delaware Fee Application in whole or in part shall have no impact on the effectiveness of the Settlement. Co-Lead Counsel in the Delaware Action shall allocate the fee and expense award amongst Plaintiffs’ Counsel in a manner which they, in good faith, believe reflects the contributions of such counsel to the prosecution and settlement of the Actions. Defendants shall have no input into, responsibility for, and/or no liability with respect to, the fee and/or expense allocation among Plaintiffs’ Counsel and/or any other person who may assert any claim thereto.

10.	Approval. The Settlement Agreement is subject to Delaware Court approval; provided, however, that the Delaware Court’s approval of the Settlement is not contingent on approval of the Delaware Fee Application. The Parties will attempt in good faith and use their best efforts to negotiate and mutually agree promptly upon the content and form of all documentation as may be required to obtain Final Approval of the Settlement and dismissal of the Actions.

11.	Binding Effect and Conditions. The Settlement is expressly conditioned on and subject to execution of a definitive Settlement Agreement as well as the following conditions, which shall be included in the Settlement Agreement: (a) Plaintiffs’ continued belief that the Settlement is fair, reasonable and in the best interests of the Class; (b) final certification of the Class; (c) Final Approval of the Settlement by the Delaware Court; (d) dismissal with prejudice of the Delaware Action as to all members of the Class (including Plaintiffs) without the award of any damages, costs, fees or the grant of further relief except for the payments contemplated by this Settlement; and (e) the consummation of the Proposed Transaction. In addition, the Settlement is expressly conditioned on and subject to the dismissal with prejudice of the California State Actions without the award of any damages, costs, fees or the grant of further relief; provided, however, that this condition is waivable at the sole discretion of the Defendants. All provisions of the MOU shall be rendered null and void and of no force and effect in the event that Final Approval of the Settlement is not obtained or the Proposed Transaction is not consummated for any reason. In any event of nullification of this MOU, the Parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein (including any exhibit hereto) and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to the Actions or any other litigation or judicial proceeding, or to constitute an admission of fact of wrongdoing by any Party, shall not be used or entitle any Party to recover any fees, costs or expenses incurred in connection with the Actions or in connection with any other litigation or judicial proceeding, and neither the existence of this MOU nor its contents (including any exhibit hereto) nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in the Actions, or in any other litigation or judicial proceeding.

12.	Return of Documents. Plaintiffs’ Counsel agree that within ten (10) days of receipt of a written request by any producing party following Final Approval of the Settlement, they will return to the producing party all discovery material obtained from such producing party, including all documents produced by and/or deposition testimony given by, any of Defendants (including, without limitation, their employees, affiliates, agents, representatives, attorneys, and third party advisors) and any materials containing or reflecting discovery material (“Discovery Material”), or certify in writing that such Discovery Material has been destroyed; provided, however, that Plaintiffs’ Counsel shall be entitled to retain all filings, court papers, and attorney work product containing or reflecting Discovery Material, subject to the requirement that Plaintiffs’ Counsel shall not disclose any Discovery Material contained or referenced in such materials to any person except pursuant to court order or agreement with Defendants. The Parties agree to submit to the Delaware Court any dispute concerning the return or destruction of Discovery Material.

13.	No Admission. The fact of and provisions contained in this MOU (including any exhibit hereto), and all negotiations, discussions, actions and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession or an admission by any Party in the Actions, any signatory hereto or any Released Party of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in the Actions, or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, invoked, offered or received in evidence or otherwise used by any person in the Actions, or any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of this MOU. The fact of and provisions contained in this MOU (including any exhibit hereto), and all negotiations, discussions, actions and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only. If the Settlement does not receive Final Approval, the Parties shall revert to their respective litigation positions as if this MOU never existed.

14.

Choice of Law. This MOU, and the Settlement Agreement and Settlement contemplated by it, and any dispute arising out of or relating in any way to this MOU, the Settlement Agreement or the Settlement, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles. Each of the Parties (a) irrevocably submits to the personal jurisdiction of any state or federal court sitting in Wilmington, Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this MOU, the Settlement and/or the Settlement Agreement, (b) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Delaware Court (provided that, in the event that subject matter jurisdiction is unavailable in the Delaware Court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware), (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any action or proceeding arising out of or relating to this MOU, the Settlement or the Settlement Agreement in any other court, and (e)

expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to a jury trial. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding brought in accordance with this paragraph. Each of the Parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to such any action or proceeding, including an appeal thereof. Each of the Parties further consents and agrees that process in any such suit, action or proceeding may be served on such Party by certified mail, return receipt requested, addressed to such Party or such Party’s registered agent in the state of its incorporation or organization, or in any other manner provided by law, and, in the case of Plaintiffs in the Delaware Action, by giving such written notice to Stuart M. Grant, Grant & Eisenhofer P.A., 1201 North Market Street, Suite 2100, Wilmington, Delaware 19801.

15.	Miscellaneous. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understandings that may have existed prior to the execution of this MOU, and may be modified or amended only by a writing signed by the signatories hereto. This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns, provided that no Party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other Parties. This MOU may be executed in multiple counterparts by any of the signatories hereto, including by facsimile, and so executed shall constitute one agreement.

[Signatures Appear On The Following Pages]

/s/ Stuart M. Grant
Of Counsel: William H. Narwold MOTLEY RICE LLC One Corporate Center 20 Church Street, 17th Floor Hartford, Connecticut 06103 (860) 882-1681	Stuart M. Grant (#2526) Michael J. Barry (#4368) John C. Kairis (#2752) GRANT & EISENHOFER P.A. 1201 North Market Street, Suite 2100 Wilmington, DE 19801 (302) 622-7000 Plaintiffs’ Co-Lead Counsel

Marlon E. Kimpson William S. Norton J. Brandon Walker MOTLEY RICE LLC 28 Bridgeside Boulevard Mt. Pleasant, South Carolina 29464 (843) 216-9205

Gerald Silk Mark Lebovitch Brett M. Middleton Jeremy Friedman BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP 1285 Avenue of the Americas New York, New York 10019 (212) 554-1400

Plaintiffs’ Co-Lead Counsel

/s/ Jeff S. Westerman Jeff S. Westerman Sabrina S. Kim Azra Zahoor Mehdi MILBERG LLP One California Plaza 300 S. Grand Avenue, Suite 3900 Los Angeles, California 90071 (213) 617-1200

U. Seth Ottensoser BERNSTEIN LIEBHARD LLP 10 East 40th Street, 22nd Floor New York, New York 10016 (212) 779-1414 Counsel for Plaintiffs in the Wolf Action
/s/ Michael D. Braun
Michael D. Braun (167416) BRAUN LAW GROUP, P.C. 10680 W. Pico Blvd., Suite 280 Los Angeles, CA 90064 (310) 836-6000

Marvin L. Frank MURRAY, FRANK & SAILER LLP 275 Madison Avenue, Suite 801 New York, NY 10016 (212) 682-1818 Counsel for Plaintiffs in the Hobby Action
/s/ Kevin G. Abrams
Of Counsel: Patrick E. Gibbs Andrew M. Farthing LATHAM & WATKINS LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Kevin G. Abrams (#2375)

Nathan A. Cook (#4841)

Matthew F. Davis (#4696)

Laura C. Bower (#5562)

ABRAMS & BAYLISS LLP

20 Montchanin Road

Suite 200

Wilmington, Delaware 19807

(302) 778-1000

Counsel for Richard H. Ayers, Jean-Luc

Belingard, William G. Green, Peter Barton Hutt,

Gail K. Naughton, Kathy Ordonez, Wayne I.

Roe, Bennett M. Shapiro, and Celera Corporation

/s/ Gregory P. Williams
Of Counsel: Alan S. Goudiss Brian H. Polovoy SHEARMAN & STERLING LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Gregory P. Williams (#2168)

RICHARDS, LAYTON & FINGER, P. A.

One Rodney Square

920 N. King Street

Wilmington, Delaware 19801

(302) 651-7700

Counsel for Quest Diagnostics Incorporated. and Spark Acquisition Corp.

Dated: April 18, 2011